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                                                                    EXHIBIT 99.1

     Investment Policy

     The Company's investment strategy will be to create a diversified portfolio primarily of High Quality adjustable-rate and fixed-rate Mortgage Securities that, in the aggregate, will preserve the capital base of the Company and generate income for distribution to its stockholders. The mix of the Company's portfolio between High-Quality adjustable-rate and fixed-rate Mortgage Securities will vary with market conditions. The Company's Mortgage Assets will be held primarily for investment. The Company intends generally to buy and hold Mortgage Assets as long term investments and, therefore, will seek to have a low portfolio turnover rate under normal market conditions. The Company's ability to sell Mortgage Assets for gain is restricted by the REIT Provisions of the Code and the rules, regulations and interpretations of the Service thereunder.

     The Company anticipates that at least 75% of total Mortgage Assets will be High Quality adjustable-rate and fixed-rate Mortgage Securities and Short-Term Investments. The Mortgage Securities will consist of (i) privately issued mortgage Pass-Through Certificates as well as Agency Certificates, (ii) certain CMOs and (iii) Other Mortgage Securities, including certain Mortgage Derivative Securities. The Company further anticipates that at least 50% of the Company's total Mortgage Assets will be Agency Certificates or carry a AAA or comparable rating from at least one of the Rating Agencies. The Company will generally not acquire Inverse Floaters, REMIC Residuals or First Loss Subordinated Bonds. The Company may acquire interest only, principal only or other Mortgage Derivative Securities that receive a disproportionate share of interest income or principal, either as an independent stand-alone investment opportunity or to assist in the management of prepayment and other risks, but only on a limited basis due to the greater risk of loss associated with Mortgage Derivative Securities.

     The remainder of the Company's investment portfolio, composing not more than 25% of its total Mortgage Assets, may consist of unrated or rated Mortgage Assets that are determined by the Manager to be of comparable quality to High Quality Mortgage Securities, including (i) adjustable-rate and fixed-rate Mortgage Loans secured by first liens on single-family (one-to-four units) residential properties, (ii) Pass-Through Certificates or CMOs backed by Mortgage Loans on single-family properties and (iii) Other Mortgage Securities. The Company intends to securitize substantially all Mortgage Loans it acquires into High Quality Mortgage Securities that are Qualified REIT Real Estate Assets that will then be held for investment. Substantially all of the Company's Mortgage Assets will constitute Qualified REIT Real Estate Assets.

     The Company intends to purchase Mortgage Assets from broker-dealers and banks that regularly make markets in Mortgage Securities. The Company also intends to purchase Mortgage Securities from a variety of Suppliers of Mortgage Assets (typically mortgage bankers, savings and loans, investment banking firms, home builders and other firms involved in originating and packaging Mortgage Loans). In acquiring Mortgage Assets, the Company will compete with other REITs, investment banking firms, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, other lenders, Fannie Mae, FHLMC, GNMA and other entities purchasing Mortgage Assets, some of which have greater financial resources than the Company. There are several REITs similar to the Company and others may be organized in the future. The effect of the existence of additional REITs may be to increase competition for the available supply of Mortgage Assets suitable for purchase by the Company. There can be no assurance that the Company will be able to acquire sufficient Mortgage Assets from Suppliers of Mortgage Assets at spreads above the Company's cost of funds.

     The Company will not purchase any Mortgage Assets from its Affiliates other than Mortgage Securities that may be purchased from a taxable subsidiary of the Company that may be formed in connection with the securitization of Mortgage Loans.

     The Company does not intend to enter into any servicing or administrative agreements (other than the Management Agreement) with the Manager or any entities affiliated with the Manager.